NO ACT

PE
9-30-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11008179

November 10, 2011

Received SEC
NOV 10 2011
Washington, DC 20549

Amy C. Seidel
Faegre & Benson LLP
ASeidel@faegre.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-10-11

Re: Hormel Foods Corporation
Incoming letter dated September 30, 2011

Dear Ms. Seidel:

This is in response to your letter dated September 30, 2011 concerning the shareholder proposal submitted to Hormel by The Humane Society of the United States. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Kristie Middleton
The Humane Society of the United States
kmiddleton@humanesociety.org

November 10, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hormel Foods Corporation
Incoming letter dated September 30, 2011

The proposal requests that the board of directors of Hormel disclose what percentage of sows used in Hormel's operations and supply chain are confined in gestation crates, as well as details about Hormel's progress moving away from gestation crates.

There appears to be some basis for your view that Hormel may exclude the proposal under rule 14a-8(i)(12)(i). In this regard, we note that a proposal dealing with substantially the same subject matter was included in Hormel's proxy materials for a meeting held in 2010 and that the 2010 proposal received less than 3 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Hormel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



SEIDEL, AMY C.
PARTNER
ASeidel@faegre.com
612 766 7769

September 30, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

BY E-MAIL

Re: Hormel Foods Corporation – Notice of Intent to Exclude from Proxy Materials Shareholder Proposal of The Humane Society of the United States

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Hormel Foods Corporation, a Delaware corporation ("Hormel"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Hormel's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders scheduled for January 31, 2012 (the "2012 Proxy Materials") a shareholder proposal (the "HSUS Proposal") from The Humane Society of the United States ("HSUS"). Hormel requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Commission if Hormel excludes the HSUS Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8.

Pursuant to Rule 14a-8(j) and *Staff Bulletin No. 14D* (November 7, 2008), we have submitted this letter and its attachments to the Commission via email at shareholderproposals@sec.gov. A copy of this submission is being sent simultaneously to HSUS as notification of Hormel's intention to exclude the HSUS Proposal from its 2012 Proxy Materials. We would also be happy to provide you with a copy of each of the no-action letters referenced herein on a supplemental basis per your request.

Hormel intends to file its 2012 Proxy Materials on or about December 21, 2011.

The Proposal

Hormel received the HSUS Proposal on August 18, 2011. A full copy of the HSUS Proposal is attached hereto as Exhibit A. The HSUS Proposal's resolution reads as follows:

> **RESOLVED**, that shareholders request that the Board of Directors disclose what percentage of sows used in Hormel's operations and supply chain are confined in gestation crates, as well as details about the company's progress moving away from gestation crates. This information should be disclosed to shareholders by July 2012.

Basis for Exclusion

Hormel believes that the HSUS Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8 for the reasons set forth below:

> **The HSUS Proposal may be properly excluded under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in Hormel's proxy materials for its 2010 Annual Meeting of Shareholders and did not receive the support necessary for resubmission.**

Rule 14a-8(i)(12)(i) provides that if a shareholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 years."

In Hormel's proxy materials for its 2010 Annual Meeting of Shareholders held on January 26, 2010, Hormel included a shareholder proposal (the "2010 PETA Proposal") submitted by People for the Ethical Treatment of Animals ("PETA") that addressed animal welfare and the use of gestation crates. A full copy of the 2010 PETA Proposal as it appeared in Hormel's 2010 proxy materials is attached hereto as Exhibit B. The 2010 PETA Proposal's resolution reads as follows:

> **RESOLVED**, to improve the welfare of its animals and Hormel's brand reputation, shareholders encourage the company to require all suppliers to phase out the use of cruel gestation crates for all pigs, ban electric shock devices, install cameras in all animal areas, improve training for supervisors, and implement transparent annual audits to ensure that animal welfare standards are followed.

Although the exact language and requested action of the HSUS Proposal and the 2010 PETA Proposal differ, the substantive concerns of both proposals relate to animal welfare generally, and specifically the use of gestation crates, in the company's operations and supply chain. The 2010 PETA Proposal requested that Hormel "phase out the use of cruel gestation crates for all pigs, ban electric shock devices, install cameras in all animal areas, improve training for supervisors, and implement transparent annual audits to ensure that animal welfare standards are followed." Similarly, the HSUS Proposal requests that Hormel "disclose what percentage of sows used in Hormel's operations and supply chain are confined in gestation crates, as well as details about the company's progress moving away from gestation crates."

The Commission has made clear that the reference in Rule 14a-8(i)(12) stating the proposals must deal with "substantially the same subject matter" does not mean that the previous proposal or proposals and the current proposal sought to be excluded must be identical. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended Rule 14a-8(i)(12) in 1983 to permit the exclusion of a proposal that "deals with substantially the same subject matter." In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained that the purpose of the amendment was to divert attention away from the specific language used in or the actions proposed by the proposal and toward the "substantive concerns raised by a proposal."

In implementing Rule 14a-8(i)(12), the Staff has increasingly focused on the substantive concerns raised by a proposal as the essential consideration, rather than the specific language used in a proposal or corporate action proposed to be taken. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal sought to be excluded shares similar social and policy issues with a prior proposal, even if such proposals recommended that the company take different actions and employed different language. For instance, in *Bristol-Myers Squibb Co.*, SEC No-Action Letter (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters. In effect, the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

Additionally, in both *Medtronic, Inc.*, SEC No-Action Letter (June 2, 2005), and *Bank of America Corp.*, SEC No-Action Letter (February 25, 2005), the Staff permitted the exclusion of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co., Inc.*, SEC No-Action Letter (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

Similar to the instances discussed above, the HSUS Proposal and the 2010 PETA Proposal share the same substantive concern. The 2010 PETA Proposal encourages Hormel to take affirmative actions to improve animal welfare (ban electric shock devices, install cameras, improve training and implement audits, in addition to phasing out the use of gestation crates), and the HSUS Proposal requests Hormel to disclose information pertaining to a specific animal welfare practice (percentage of sows confined in gestation crates). Similarly, both proposals address the use of gestation crates, one asking their use be "phased out" and the other requesting disclosure regarding the magnitude of their use and "progress moving away" from their use. Accordingly, the substantive concern of both proposals is animal welfare in Hormel's operations and supply chain. Therefore, both proposals deal with substantially the same subject matter for purposes of Rule 14a-8(i)(12).

Pursuant to Rule 14a-8(i)(12)(i), because the HSUS Proposal and the 2010 PETA Proposal involve "substantially the same subject matter," Hormel may exclude the HSUS Proposal if the 2010 PETA Proposal was voted on by Hormel's shareholders during the three previous calendar years and received less than 3% of such vote. As previously reported in Hormel's Quarterly Report on Form 10-Q filed with the Commission on March 5, 2010, the 2010 PETA Proposal was voted on by Hormel's shareholders at its 2010 Annual Meeting of Shareholders and received 1,771,312 "for" votes and 96,557,662 "against" votes. Pursuant to *Staff Bulletin No. 14* (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Accordingly, the number of shares voting "for" the 2010 PETA Proposal constituted approximately 1.83% of the total number of shares voting on such proposal, well below the 3% threshold required by Rule 14a-8(i)(12)(i) for resubmission. Consequently, Hormel is permitted to exclude the HSUS Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(12)(i).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if Hormel excludes the HSUS Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8. We would be happy to provide any additional information and answer any questions regarding this matter. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer prior to the determination of the Staff's final position.

Please do not hesitate to call me at (612) 766-7769 if I can be of any further assistance in this matter.

Thank you for your consideration.

Best Regards,

FAEGRE & BENSON LLP



Amy C. Seidel
Partner

Enclosures

cc: Brian D. Johnson
Vice President and Corporate Secretary
Hormel Foods Corporation

Kristie Middleton
Manager, Corporate Policy and Supply Chain Strategy
The Humane Society of the United States
2100 L Street, NW
Washington, D.C. 20037
kmiddleton@humanesociety.org

Exhibit A

THE HUMANE SOCIETY
OF THE UNITED STATES

OFFICERS

STAFF VICE PRESIDENTS

DIRECTORS

August 17, 2011

Brian D. Johnson
Hormel Foods Corp.
1 Hormel Pl.
Austin, MN 55912

Dear Mr. Johnson,

Via UPS and email (bdjohnson@hormel.com)

Dear Mr. Johnson:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2012 annual meeting and a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of Hormel Foods Corp. common stock. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2012 shareholder meeting.

Please contact me if you need any further information or have any questions. If Hormel Foods Corp. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-721-6413 or kmiddleton@humanesociety.org. Thank you for your assistance.

Very truly yours,

Kristie Middleton
Manager, Corporate Policy and Supply Chain Strategy

Enclosures: 2012 Shareholder Resolution
Copy of Deutsche Bank letter

Celebrating Animals · Confronting Cruelty

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 humanesociety.org

2000 Avenue of the Stars, Suite 910 N
Los Angeles, CA 90067

Tel 310-788-6200
Fax 310-788-6222

Toll Free 800-877-2539

August 17, 2011

Brian D. Johnson
Hormel Foods Corp.
1 Hormel Pl.
Austin, MN 55912

Re: Shareholder Proposal for Inclusion in the 2012 Proxy Materials

Dear Mr. Johnson,

This letter serves as confirmation to verify that The Humane Society of the United States (HSUS), our client, is the beneficial owner of at least $2,000.00 in market value of Hormel Foods Corp. common stock. The HSUS has continuously held at least $2000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,



Eric Smith
Vice President
Risk Officer

RESOLVED, that shareholders request that the Board of Directors disclose what percentage of sows used in Hormel's operations and supply chain are confined in gestation crates, as well as details about the company's progress moving away from gestation crates. This information should be disclosed to shareholders by July 2012.

SUPPORTING STATEMENT:

Hormel appears to be out-of-step with regard to its use of gestation crates, which virtually immobilize breeding sows. We believe that it's in shareholders' interest for the company to disclose details about the issue.

- Smithfield—the world's largest pork producer and a Hormel competitor—discloses the total percentage of its sows confined in gestation crates and has publicly committed to end its use of gestation crates. Maple Leaf Foods (Canada's largest pork producer) has also pledged to end its use of gestation crates, and Cargill (another Hormel competitor) has disclosed that 50 percent of its company-owned breeding facilities are gestation crate-free.

- Although Hormel notes—in a corporate responsibility report—that it's phasing out gestation crates in Arizona and Colorado, it fails to note that those states are among the eight that have passed laws requiring phase-outs of gestation crates.

- An Iowa State University economic study supported by the USDA found that group sow housing (the alternative to gestation crates) "resulted in a weaned pig cost that was 11 percent less than the cost of a weaned pig from the individual stall confinement system."

- Hormel's own animal welfare advisor—Dr. Temple Grandin—has repeatedly condemned gestation crates, saying as recently as 2011 that "gestation stalls have got to go." A prestigious commission including the former U.S. secretary of agriculture concluded that gestation crates should be phased out.

- McDonald's has stated that it has a "long-standing position to support suppliers who are phasing out sow gestation crates." Wendy's, Burger King, Chipotle, Carl's Jr., Hardee's, Sonic, Quiznos, Wolfgang Puck, Safeway, Whole Foods, Harris Teeter, and Winn-Dixie are among the retailers that have begun transitioning away from pork produced using gestation crates.

- Gestation crates have come under increased public scrutiny: "Torture on the Farm," an *American Conservative* cover story, focused on the issue; *TIME* magazine, Fox News, *The New York Times, The Wall Street Journal* and others have also covered the issue; and Oprah Winfrey dedicated an entire episode of her show to the issue (even using a mock gestation crate on the set).

We urge shareholders to vote **FOR** this resolution. Hormel appears to be behind its competition on this issue (both in terms of disclosure and progress), and it appears to be out-of-step with emerging legislation, public opinion, corporate buying practices, science and economics. Accordingly, it would benefit shareholders to better understand where Hormel currently is on this important issue, and where it may be going.

Exhibit B


Hormel
Foods

HORMEL FOODS CORPORATION

AUSTIN, MINNESOTA

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The Annual Meeting of Stockholders of Hormel Foods Corporation, a Delaware corporation, will be held in the Richard L. Knowlton Auditorium of the Austin High School, 300 NW 4th Street, Austin, Minnesota, on Tuesday, January 26, 2010, at 8:00 p.m. Central Standard Time. The items of business are:

1. Elect a board of 12 directors for the ensuing year;

2. Ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending October 31, 2010;

3. Consider a stockholder proposal regarding animal welfare standards, if presented at the meeting; and

4. Such other matters as may properly come before the meeting.

The Board of Directors has fixed November 27, 2009, at the close of business, as the record date for the determination of stockholders entitled to notice of, and to vote at, the meeting.

By Order of the Board of Directors

BRIAN D. JOHNSON
Corporate Secretary

December 16, 2009

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 26, 2010

The Proxy Statement and Annual Report to Stockholders are available at www.ematerials.com/hrl

(4) For this table, it is assumed that the Compensation Committee exercised its discretion to accelerate vesting of all options upon a change in control of the Company. Alternative assumptions which provide the same result are that the Committee exercised its discretion to permit the exchange of options for a cash payment or substitute options, in either case with a value equal to the difference between the closing price of the Company's stock on October 23, 2009 (the last trading day of the fiscal year) and the applicable exercise price of the stock options.

Following termination of employment for any reason, our executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under the plans in which they participate. The value of those benefits are set forth in the sections above entitled "Pension Benefits" and "Nonqualified Deferred Compensation."

Upon termination of employment caused by the death of an executive officer, the SIPE would provide a death benefit to the executive's survivors. The value of those benefits is described under "Survivor Income Protection Plan" on page 20.

RELATED PARTY TRANSACTIONS

During fiscal year 2009, employees of the Company provided administrative services to The Hormel Foundation, which beneficially owns more than five percent of the Company's common stock. The Foundation paid the Company $189,966 for such services, reimbursing the Company for its fully allocated cost for the employee time expended.

The Board of Directors has adopted a written related party transaction policy. This policy applies to all transactions that qualify for disclosure under Item 404(a) of Regulation S-K of the Exchange Act. Information about transactions involving related persons is reviewed by the Audit Committee. Related persons include Company directors and executive officers, as well as their immediate family members. If a related person has a direct or indirect material interest in any Company transaction, then the Audit Committee would decide whether or not to approve or ratify the transaction. The Audit Committee will use any process and review any information that it determines is appropriate. All related person transactions will be disclosed in accordance with SEC rules.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The Company's directors, executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in that ownership to the SEC and the NYSE. This requirement is contained in Section 16(a) of the Exchange Act. Specific due dates for these reports have been established. The Company is required to disclose in this proxy statement any failure to file by those dates during fiscal 2009.

In making this disclosure, the Company has relied on the representations of its directors and officers and copies of the reports that they have filed with the SEC. Based on those representations and reports, the Company believes that all Section 16(a) filing requirements applicable to the Company's directors, officers and greater than ten percent stockholders were met, except as described below. Mr. Bross filed a late Form 5 report reporting the gift of Company stock made in fiscal 2008. Due to administrative oversight, Mr. Ray filed two late Form 4 reports, one reporting the distribution of Company stock from the Company's Executive Deferred Income Plan after Mr. Ray's retirement as an officer of the Company, and the other reporting the liquidation of Company stock owned indirectly through the 401(k) Plan and Joint Earnings Profit Sharing Trust in connection with Mr. Ray's retirement as an officer of the Company.

ITEM 3 – STOCKHOLDER PROPOSAL REGARDING ANIMAL WELFARE STANDARDS

Stockholder Proposal

People for the Ethical Treatment of Animals ("PETA"), 501 Front Street, Norfolk, Virginia 23510, beneficial owner of 100 shares of the Company's common stock, as the sponsor, has notified the Company that it intends to present the following resolution at the Annual Meeting of Stockholders. As required by the rules of the SEC, the resolution and supporting statement are reprinted here as they were submitted to the Company:

> "**RESOLVED,** to improve the welfare of its animals and Hormel's brand reputation, shareholders encourage the company to require all suppliers to phase out the use of cruel gestation crates for all pigs, ban electric shock devices, install cameras in all animal areas, improve training for supervisors, and implement transparent annual audits to ensure that animal welfare standards are followed.
>
> **Supporting Statement**
>
> When a PETA undercover investigation of a pig farm that breeds piglets who are raised and slaughtered for Hormel uncovered rampant cruelty to animals committed by workers and supervisors, Hormel's brand reputation was seriously damaged. During the three-month investigation, abuse and neglect were found to be

routine, and as a result, 22 charges of livestock neglect and abuse were filed against six former employees of the Hormel supplier. Five defendants have admitted guilt, and the case against the sixth is pending.

The following are just some of the abuses documented in the investigation:

- A supervisor shoved a cane into a sow's vagina, struck her on the back about 17 times, and then struck another sow.
- Pigs were beaten with metal gate rods, and lacerations were found on more than 30 sows, evidence of further abuse.
- A worker hit a young pig in the face four times with the edge of a board, and investigators witnessed dozens of similar incidents involving 11 other workers.
- Two men, including a supervisor, jabbed clothespins into pigs' eyes and faces. A supervisor also poked two animals in the eyes with his fingers.
- A supervisor kicked a young pig in the face, abdomen, and genitals to make her move, saying, "You gotta beat on the bitch. Make her cry."

These abuses received considerable media attention; as a result, Hormel reported receiving more than 30,000 calls, e-mails and letters relating to the investigation, compared to a mere 1,500 responses to the largest-ever product promotion by Hormel. Additionally, positive or neutral coverage of Hormel on blogs dropped from 71 percent to 8 percent.

Adopting the improved animal welfare standards will help ensure that similar reputation-damaging incidents do not occur again on any farms that supply Hormel. Accordingly, we urge shareholders to support this socially and ethically responsible public policy resolution."

Board of Directors Statement in Opposition to the Stockholder Proposal

The proposal requests that the Company require all suppliers to phase out the use of gestation crates for all pigs, ban electric shock devices, install cameras in all animal areas, improve training for supervisors and implement annual audits to ensure animal welfare standards are followed. The Company already treats animal welfare as a top priority and has implemented a number of practices to ensure animal welfare standards are followed.

All producers who supply hogs to the Company, and the employees of those producers, will be certified in the National Pork Board's Pork Quality Assurance Plus® (PQA Plus®) program by December 31, 2009. In addition, all producers, employees of producers and individuals who transport hogs to the Company will have Transport Quality Assurance® (TQA®) certification. These industry-leading programs encompass producer responsibilities for all aspects of animal well-being. In addition, the Company requires all pork producers who sign a contract to stipulate they participate in these programs and have an animal welfare quality assurance program in place.

As the Company's 2008 Corporate Responsibility Report states, "We base our animal husbandry practices on the best scientific data available, new technologies and hands-on experience. The combination of these factors allows us to have a consistent, successful and measurable animal welfare program." These practices include the manner in which hogs are processed. The Company continues to monitor science-based research and industry best practices, which continue to support both stalls (*i.e.*, "crates") and group pens for sows.

The Company invests in employee training to ensure that its workers are educated about the proper way to handle and move animals throughout its facilities. All personnel involved in receiving animals at processing facilities review and agree on a quarterly basis to abide by a "Personal Pledge of Conduct," which outlines principles for animal welfare and handling. In addition to training, the Company conducts routine internal and third-party audits at its facilities designed to continuously improve animal handling procedures. The Company believes in training and supervision to hold employees accountable for compliance with animal welfare standards.

In sum, the stockholder proposal is not necessary because the Company's practices already ensure that recognized animal welfare standards are followed. The Board of Directors believes the Company's stockholders will be better served by having the Company continue its efforts to employ industry best practices and stay apprised of leading research in order to make informed decisions regarding animal welfare.

Vote Required; Board Recommendation

Adoption of the proposal will require the affirmative vote of holders of a majority of the shares of common stock entitled to vote and represented in person or by proxy at the meeting. **The Board of Directors recommends that you vote AGAINST this proposal. Properly dated and signed proxies will be so voted unless stockholders specify otherwise.**